FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer

1Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 22, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

February 22, 2005

To:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Saskatchewan Securities Commission

Commission des valeurs mobilieres du Quebec

Nova Scotia Securities Commission

Newfoundland Securities Commission

The Toronto Stock Exchange

Industry Canada Corporation Director

United States Securities & Exchange Commission

The American Stock Exchange

Dear Sirs:

Re:

Eldorado Gold Corporation

In accordance with National Instrument 54-101 we advise the following with respect to the upcoming Meeting of the Shareholders for the subject Company:

1.

Meeting Type

:

Annual Non-Routine

2.

Security Description of Voting Issue:

:

Common

3.

CUSIP Number

:

284902103

4.

Record Date

:

March 22, 2005

5.

Meeting Date

:

April 28, 2005

6.

Meeting Location

:

Vancouver

Yours truly

ELDORADO GOLD CORPORATION

"Dawn L. Moss"

Dawn L. Moss

Corporate Secretary

cc:  June Glover, Senior Account Manager

      Computershare Trust Company of Canada

       Josh Lewis

       Fasken Martineau DuMoulin LLP

      Ken Sam

      Dorsey & Whitney LLP